

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

Claudio Ferri
Co-Chief Executive Officer
Kisses From Italy Inc.
80 SW 8th ST.
Suite 2000
Miami, Florida 33130

> **Re: Kisses From Italy Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2023**
> **File No. 333-276197**

Dear Claudio Ferri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eleanor Osmanoff